UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Hollywood Media Corp.
 (Name of Issuer)

Common Stock, par value $.01 per share
 (Title of Class of Securities)

436233100
 (CUSIP Number)

April 30, 2014
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 7

13G

CUSIP No.: 436233100		Page 2 of 9 Pages

1.	Names of Reporting Persons. BlueCrest Capital Management LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized under the laws of England and Wales, operating solely out of Guernsey, Channel Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,854,012
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,854,012
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,012
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 12.6%
12.	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Partnership)

13G

CUSIP No.: 436233100		Page 3 of 9 Pages

1.	Names of Reporting Persons. Michael Platt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	2,854,012
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	2,854,012
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,012
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 12.6%
12.	Type of Reporting Person (See Instructions) IN, HC

Page 4 of 9 Pages

Item 1.

(a)	Name of Issuer Hollywood Media Corp. (the "Company").

(b)	Address of Issuer’s Principal Executive Offices 301 East Yamato Road, Suite 2199 Boca Raton, FL 33431

Item 2.

(a)	Name of Person Filing This statement is filed by:
(i) BlueCrest Capital Management LLP (the "Investment Manager"), which serves as investment manager to a Cayman Islands exempted company (the “Fund”); and

(ii) Michael Platt ("Mr. Platt"), who serves as principal, director and control person of the Investment Manager,

with respect to the Common Shares (as defined herein) held for the account of the Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) of the Act, the beneficial owner of the Common Shares reported herein.

(b)
Address of the Principal Office or, if none, residence
The address of the business office of the Investment Manager and Mr. Platt is BlueCrest House, Glategny Esplanade, St Peter Port, Guernsey GY1 1WR.

(c)
Citizenship
The Investment Manager is a limited liability partnership organized under the laws of England and Wales, operating solely out of Guernsey, Channel Islands.  Mr. Platt is a citizen of the United Kingdom of Great Britain and Northern Ireland.

(d)	Title of Class of Securities Common Stock (the "Common Shares").

(e)	CUSIP Number 436233100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

Page 5 of 9 Pages

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a), (b) As of April 30, 2014, each of the Investment Manager and Mr. Platt may be deemed the beneficial owner of 2,854,012 Common Shares held for the account of the Fund. This amount equates to approximately 12.6% of the Common Shares outstanding.

(The percentages used in this Schedule 13G are calculated based upon 22,640,966 Common Shares reported to be outstanding as of October 28, 2013 in the Company's latest Form 10-Q filed on October 29, 2013.)

(c)  The Investment Manager and Mr. Platt share the power to vote or direct the vote, and share the power to dispose or direct the disposition of, the 2,854,012 Common Shares reported herein.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

See disclosure in Items 2 and 4 hereof. BlueCrest Multi Strategy Credit Master Fund Limited is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See disclosure in Item 2 hereof.

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2014	BLUECREST CAPITAL MANAGEMENT LLP

	By:	/s/ Robert Heaselgrave
Robert Heaselgrave
Principal

MICHAEL PLATT, INDIVIDUALLY

By:	/s/ Steven Pariente
Steven Pariente
As attorney in fact for Michael Platt

Page 7 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

1	Joint Filing Agreement	8

2	Power of Attorney	9

Page 8 of 9 Pages

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: May 12, 2014

BLUECREST CAPITAL MANAGEMENT LLP

By:	/s/ Robert Heaselgrave
Robert Heaselgrave
Principal

MICHAEL PLATT, INDIVIDUALLY

By:	/s/ Steven Pariente
Steven Pariente
As attorney in fact for Michael Platt

Page 9 of 9 Pages

EXHIBIT 2
POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Michael Edward Platt, hereby make, constitute and appoint Steven Pariente, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as principal of, or in other capacities with, BlueCrest Capital Management LLP, a limited liability partnership organized under the laws of England and Wales and operating solely out of Guernsey, Channel Islands, and each of the affiliates or entities advised or controlled by me or BlueCrest Capital Management LLP, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5; (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act; (3) any information statements on Form 13H required to be filed with the SEC pursuant to Section 13(h) of the Act..

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 7th day of May 2014.

/s/ Michael E. Platt
Michael E. Platt